Filed Pursuant to Rule 433
Dated December 20, 2005
Registration Statement
No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION
GLOBAL MEDIUM-TERM NOTES, SERIES A
(20-Year Global Fixed Rate Notes)

Issuer:	General Electric Capital Corporation

Ratings:	Aaa/AAA

Trade Date/Pricing Effective Time:	December 20, 2005

Settlement Date (Original Issue Date):	January 5, 2006

Maturity Date:	January 5, 2026

Principal Amount:	US$ 500,000,000

Price to Public (Issue Price):	99.844%

Agent’s Commission:	.600%

All-in Price:	99.244

Accrued Interest:	None

Re-Offer Yield:	5.563%

Net Proceeds to Issuer:	US$ 496,220,000

Interest Rate Per Annum:	5.550%

Interest Payment Dates:	Semiannually on the 5th of each January and July, commencing July 5th, 2006

Day Count Convention:	30/360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Call Dates (if any):	None

Put Dates (if any):	None

Plan of Distribution:	The Notes are being purchased by the following financial institution (the
"Underwriter"), as principal, at 99.844% of the aggregate principal amount less an underwriting discount equal to .600% of the principal amount of the Notes.

Institution	Commitment
Sole Manager:

Citigroup Global Markets Inc.	$500,000,000

Total	$500,000,000

The Notes are being purchased by Citigroup Capital Markets Inc. (the
"Underwriter"), as principal, at the Issue Price of 99.844% of the aggregate principal amount. The Underwriter has advised the Company that the
Underwriter proposes to offer the Notes for sale at the Re-offer Price referenced above.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CUSIP:	36962GT95

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year, was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

		Year Ended	December 31,		Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter collect at 1- 212 723-6104 or Investor Communications of the issuer at 1-203-357-3950.